yw



OMB Number:	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SECU   18005048   N   SEC

Mail Processing
Section

MAR 01 2018

Washington DC
408

SEC FILE NUMBER
8-52441

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2017___ AND ENDING ___12/31/2017___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Precision Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16885 Via Del Campo Ct., Suite 120
(No. and Street)

San Diego, CA 92127

(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shawn Turner   (858) 673-6653
                                             (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald Blue & Co.
(Name - if individual, state last, first, middle name)

1551 N Tustin Ave., Suite 1000	Santa Ana	California	92705
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Shawn Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Precision Securities,, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____

_____

_____   President_____
                          Signature, Title

State of California, County of San Diego

Subscribed and sworn to (or affirm) before me on this __28 th__ day of February, 2018, by, __Shawn Turner__
Proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

_____
            Notary Public

MAUREEN E. O'CONNOR
Notary Public - California
San Diego County
Commission # 2176987
My Comm. Expires Jan 21, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PRECISION SECURITIES, LLC

Table of Contents



RonaldBlue&Co.
CPAs and Consultants

INDEPENDENT AUDITORS' REPORT

To the Members
Precision Securities, LLC
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Precision Securities, LLC (the Company) as of December 31, 2017, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567   RONBLUECPA.COM

Precision Securities, LLC
San Diego, California
Page 2

Supplemental Information

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 28, 2018

Precision Securities, LLC

Statement of Financial Condition

December 31, 2017

ASSETS

Cash and cash equivalents	$ 1,708,325
Deposits with clearing organizations	1,254,486
Commissions receivable	1,991,722
Prepaid expenses and other assets	264,158
Furniture and equipment, less accumulated depreciation of $95,433	4,563
Total assets	$ 5,223,254

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 1,071,806
Commission payable	72,405
Subordinate loan and interest	769,719
Total liabilities	$ 1,913,930
Members' equity	
Total members' equity	3,309,324
Total liabilities and members' equity	$ 5,223,254

Precision Securities, LLC

Statement of Income

For The Year Ended December 31, 2017

Revenues
Commission on Listed Equity Securities	$ 1,497,275
Commission on Listed Options	47,250
All Other Securities Commissions	11,921,801
Other Revenue	13,236,592
Total revenues	$ 26,702,918

Expenses
Employment Expense	56,000
Other Employee Compensation and Benefits	2,494,072
Commissions Paid to Other Broker-Dealers	230,422
Other Expenses	9,326,445
Total expenses	12,106,939

Income before income taxes	14,595,979
Income tax expense	6,800
Net income	$ 14,589,179

Precision Securities, LLC

Statement of Changes in Members' Equity
For The Year Ended December 31, 2017

Balance, beginning of year	$ 1,590,216
Capital Contributions	0
Distributions	(12,870,070)
Net income	14,589,179
Balance, end of year	$ 3,309,324

PRECISION SECURITIES, LLC

Statement of Changes in Liabilities Subordinated to Claims of Creditors
Year Ended December 31, 2017

As of the audited year ended December 31, 2017, $750,000 of subordinated liabilities or agreements exist in the financial statements of Precision Securities, LLC.

Precision Securities, LLC

Statement of Cash Flows

Year Ended December 31, 2017

Cash flows from operating activities	
Net income	$ 14,589,179
Adjustments to reconcile net income	
to net cash provided by operating activities	
Depreciation	7,042
Accrued interest	19,719
Changes in operating assets and liabilities	
Commissions receivable	(828,618)
Deposits with clearing organizations	(453,771)
Prepaid expenses and other assets	58,129
Accounts payable	993,707
Commission payable	(712,336)
Net cash provided by operating activities	13,673,051
Cash flows used in investing activities	
Capital expenditures	(8,916)
Net cash used in investing activities	(8,916)
Cash flows from financing activities	
Subordinated loan borrowings	750,000
Capital distributions	(12,870,070)
Net cash used in financing activities	(12,120,070)
Net increase in cash	1,544,065
Cash and cash equivalents,	
Beginning of year	164,260
End of year	$ 1,708,325
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income Taxe	$ 6,800
Interest	$ 0

There were no non-cash investing or non-cash financing activates the occurred during the year ended December 31, 2017.

PRECISION SECURITIES, LLC

Notes to Financial Statements
December 31, 2017

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

    The Company. Precision Securities,, LLC (the "Company"), is a limited liability company under the laws of the State of California. Under the Articles of Organization, the Company shall automatically terminate on March 7, 2025. Members may elect to terminate the Company sooner or continue the Company upon termination as provided in the Articles. Net profit and losses shall be allocated to members in proportion to their membership interests. However, to the extent that loss allocations create a negative capital balance, such losses shall be allocated to other members with positive capital balances based on their membership interests.

    The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

    Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

    Cash and Cash Equivalents. Cash and cash equivalents are highly liquid investments, with original maturities of less than 90 days. Cash and cash equivalents are composed of interest-bearing deposits, non-interest-bearing deposits and money market funds.

    Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally three to five years).

    Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis.

    Income Taxes Income taxes, if any, are the liability of the individual members. Accordingly, no provision for federal income taxes is reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to limited liability companies. The Company is subject to audit by the taxing agencies ending December 31, 2013, 2014, 2015, and 2016. The Company is not subject for year prior to December 31, 2012. The Company does not believe it's financial statements include (or reflect) any uncertain tax position.

    Concentration of Credit Risk. The Company maintains bank accounts with cash balances that exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

PRECISION SECURITIES, LLC

Notes to Financial Statements
December 31, 2017

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2017 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2017.

Commissions Receivable. Commission receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

2. FAIR VALUE MEASUREMENTS

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.

- Equity securities: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

11

PRECISION SECURITIES, LLC

Notes to Financial Statements
December 31, 2017

2. FAIR VALUE MEASUREMENT (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2017:

December 31, 2017	Level 1	Level 2	Level 3	Total
	$ 5,223,254	$ -	$ -	$ 5,223,254

3. FURNITURE AND EQUIPMENT

Furniture and equipment	$ 99,996
Less: Accumulated Depreciation	95,433
	$ 4,563

Depreciation expense for the year ended December 31, 2017 was $7,042.

4. SUBORDINATED LOAN

On March 30, 2017, the Company borrowed from an unrelated party $750,000 at 4.00% interest. There are no monthly payments required. The loan is due in full including accrued interest on May 1, 2018. As of December 31, 2017, the outstanding balance is $750,000, plus $16,719 of accrued interest.

5. COMMITMENTS AND CONTINGENCIES

Operating Lease. The Company leases office space under a lease agreement that expires in December 2018. The lease was amended during 2018. Rent expense was $64,982 for the year ended December 31, 2017. A $3,514 security deposit is held by the landlord pursuant to the lease agreement. Future minimum lease payments for year ended December 31, 2018 is $43,763.

Off Balance Sheet Risk. As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2017, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

PRECISION SECURITIES, LLC

Notes to Financial Statements
December 31, 2017

6. **NET CAPITAL REQUIREMENTS**

   Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

   The Company's ratio at December 31, 2017 was .31 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2017, the Company had net capital of $3,790,603 which was $3,690,603 in excess of the amount required by the SEC.

7. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3**

   The Company relies on Section K(2)(ii) of the SEC Rule 15c3-3 to exempt them from the provisions of these rules.

8. **SUBSEQUENT EVENTS**

   The Company has evaluated subsequent events from the statement of financial condition date through February 28, 2018 the date at which the financial statements were issued, and determined there are no other items to disclose.

PRECISION SECURITIES, LLC

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2017

	Audited	Focus
Total members' equity	$ 3,309,324	$ 3,309,324
Add liabilities subordinated to claims	750,000	750,000
Less non-allowable assets		
Furniture and equipment	4,563	4,563
Prepaid and other assets	264,158	264,158
Net capital before haircuts on security positions	3,790,603	3,790,603
Less haircuts on security positions		
Options	0	0
Other securities	0	0
Undue concentration	0	0
Net capital	3,790,603	3,790,603
Minimum net capital required	100,000	100,000
Excess net capital	$ 3,690,603	$ 3,690,603
Total aggregate indebtedness	$ 1,163,930	$ 1,163,930
Ratio of aggregate indebtedness to net capital	.31	.31

Note: *There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at December 31, 2017.*

PRECISION SECURITIES, LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2017

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2017; and a reconciliation to that calculation is not included herein.

PRECISION SECURITIES, LLC

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2017

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.



precision SECURITIES LLC

16885 Via Del Campo Ct., Suite 120 • San Diego, CA 92127
Toll Free: (877) 757-8832 • Phone: (858) 673-6653 • Fax: (858) 673-0227

U.S. Securities and Exchange Commission
444 South Flower Street, Suite 900
Los Angeles, CA 90071

To Whom It May Concern:

Precision Securities, LLC Exemption Report

Precision Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1.   The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k):

(2)(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of § 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

2.   The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

I, Shawn Turner, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Title: Chief Executive Officer
Date: February 20, 2018

MEMBER:

FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
SECURITIES INVESTORS PROTECTION CORPORATION (SIPC)

Precision Securities, LLC
Assertions Regarding Exemption Provisions

Precision Securities, LLC, a California limited liability company ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.



RonaldBlue&Co.
CPAs and Consultants

Report of Independent Registered Public Accounting Firm

To the Members
Precision Securities, LLC
San Diego, California

Precision Securities, LLC (the Company) is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(ii), since all customer transactions cleared through another broker-dealer on a fully disclosed basis.

We have reviewed management's statements, included in the accompanying exemption report associated with SEC Rule 17a-5, in which (1) the Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board of the United States and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ronald Blue & Co.

CPAs and Consultants, LLP

Santa Ana, California
February 28, 2018

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RONBLUECPA.COM

PRECISION SECURITIES, LLC

Financial Statements
with
Independent Auditor's Report

Year Ended December 31, 2017



RonaldBlue&Co.
CPAs and Consultants

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED UPON PROCEDURES

To the Members
Precision Securities, LLC
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Precision Securities, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Precision Securities, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Precision Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Precision Securities, LLC's management is responsible for Precision Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RONBLUECPA.COM

Precision Securities, LLC
San Diego, California
Page 2

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 28, 2018

PRECISION SECURITIES, LLC

SCHEDULE OF SIPC ASSESSMENT PAYMENTS

Check #	Check Date	Vendor Name	Amount
1106	7/25/2017	SIPC	$ 14,169.00
1145	2/16/2018	SIPC	13,978.00
		Total payments made	$ 28,147.00